FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         June, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 24th day of June, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

CLEARLY CANADIAN ENTERS INTO DISTRIBUTION ARRANGEMENTS WITH
SOUTHEAST-ATLANTIC BEVERAGE

VANCOUVER, B.C., June 24, 2003 — Clearly Canadian Beverage Corporation (TSE: CLV; OTCBB: CCBC) today announced that its US operating subsidiary, CC Beverage, has entered into new distribution arrangements with Southeast-Atlantic Beverage (“Southeast-Atlantic”), one of the ten largest beverage bottlers of the independent bottling system in the United States. This new arrangement increases Southeast-Atlantic’s focus on the Clearly Canadian sparkling flavoured water line-up in the Florida and Georgia beverage markets.

“We believe that entering into a new arrangement with Southeast-Atlantic provides both companies with renewed focus and commitment to growing the Clearly Canadian brand in the important Southeast market of the United States,” said Douglas Mason, President and CEO of Clearly Canadian Beverage Corporation. “In addition to our other recent appointments with major distributors in the United States and Canada, we believe that Southeast-Atlantic is another significant step in our goal to strengthen alliances with our distribution partners to increase sales by expanding product distribution in new and existing markets within North America,” said Mason.

“Southeast-Atlantic is excited to be providing our marketing and selling expertise to the Clearly Canadian brand in the Southeast. This alliance supports our mission is to be the best beverage distributor in our markets by exceeding customer expectations for quality service and delivering a superior portfolio of beverages. We look forward to working closely with Clearly Canadian to increase consumer awareness and shelf space at retail locations throughout this key consumer market,” said Chris Paul, President and C.O.O. of Southeast-Atlantic Beverage.

Headquartered in Jacksonville, Florida, Southeast-Atlantic Beverage operates three beverage bottling and canning plants and fifteen beverage distribution centers in Florida and Georgia, marketing and distributing numerous national soft drink brands including Canada Dry, Seven-Up, and Clearly Canadian. Southeast-Atlantic Beverage is the second oldest Canada Dry franchise in America and one of the ten largest beverage bottlers in the independent bottling system.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

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Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and related selling and marketing initiatives and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.